APP. E4				REGULATION OF INVESTMENT ADVISORS

CUSIP No._465917102______________	13G
	Page_1__of_3_Pages
________________________________________________________________________
1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CRA Real Estate Securities, LP 					232802869
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)____
(b)____
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
259 N.Radnor Chester Road, Suite 205 , Radnor, PA  19087

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5. SOLE VOTING POWER
695,500 shares, sole voting power
6. SHARED VOTING POWER
No shares under shared voting power
7. SOLE DISPOSITIVE POWER
808,250 shares, sole dispositive power
8. SHARED DISPOSITIVE POWER
28,950 shares, shared dispositive power

9. AFFREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
837,200 shares
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%
12.  TYPE OF REPORTING PERSON*
1A




















SCHEDULE 13G						APP. E4

			              UNITED STATES
		  SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C.  20549



				SCHEDULE 13G

			Under the Securities Exchange Act of 1934
				(Amendment No _______)*
			JDN Realty Corporation
				(Name of Issuer)
				Common Stock
			          (Title of Class of Securities)
				   465917102
				(Cusip Number)

Check the following box if a fee is being paid with this statement ____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












Sec 1745 (6-88)



					E4-1




Items
Item 1
(a) JDN Realty Corporation
(b) 359 East Paces Ferry Road, Suite 400
Atlanta, GA  30305

Item 2
(a) CRA Real Estate Securities, L.P.
(b) 259 N. Radnor-Chester Road, Suite 205
Radnor, PA  19087
(c) N/A
(d) Common Stock
(e) 465917102

Item 3

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of
1940

Item 4
(a) 837,200 shares
(b) 2.5%
(c)
(i.) 695,500 shares, sole voting power
(ii.) No shares under shared voting power
(iii.) 808,250 shares, sole dispositive power
(iv.) 28,950 shares, shared dispositive power

Item 5
This statement is being filed to report the fact that as of the date the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6
N/A

Item 7
N/A

Item 8
N/A

Item 9
N/A

Item 10
T. Ritson Ferguson, President